Dreyfus
New York Tax Exempt
Intermediate Bond Fund

SEMIANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
     With Those of Other Funds

7   Statement of Investments

16   Statement of Assets and Liabilities

17   Statement of Operations

18   Statement of Changes in Net Assets

19   Financial Highlights

20   Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Intermediate Bond Fund, covering the six-month period from June 1, 2005, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

The U.S. economy demonstrated remarkable resiliency over the past six months, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. Although yields of longer-term municipal bonds recently have begun to creep upward, low inflation expectations among U.S. investors, improving fiscal conditions and robust investor demand have helped them withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the U.S. fixed-income markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus New York Tax Exempt Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended November 30, 2005, the fund achieved a total return of −0.20%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of −0.09% for the same period.[2] In addition, the average total return for all funds reported in the Lipper New York Intermediate Municipal Debt Funds category was −0.25%.[3]

Short-term interest rates rose, and yield differences between shorter- and longer-term municipal bonds narrowed over the reporting period, mildly eroding prices of intermediate-term municipal bonds. The fund produced slightly higher returns than its Lipper category average, primarily due to our focus on bonds at the longer end of the inter-mediate-term range. However, the fund slightly underperformed the Index, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city per-sonal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund cur-rently intends to invest only in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its net assets in bonds rated below invest-ment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was affected by rising short-term interest rates in an environment of stronger-than-expected economic growth. In fact, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, driving the overnight federal funds rate from 3% to 4% over the course of the reporting period. Unlike most previous periods of Fed tightening, however, longer-term bond yields remained remarkably stable. As a result, the difference between short- and longer-term yields narrowed, benefiting bonds toward the longer end of the maturity spectrum.

The fund also benefited from an improving credit environment for New York state, which enjoyed higher tax revenues in the recovering economy. Fiscal improvement was particularly evident in New York City, where better conditions on Wall Street and a strong real estate market boosted tax receipts. New York debt issuance increased compared to the same period one year ago as demand remained robust from investors attracted by their relatively generous after-tax returns.

Because rising short-term interest rates hurt prices of shorter-term municipal bonds, our new purchases focused on the longer end of the intermediate-term range, which benefited the fund's performance during the reporting period. In addition, as investors searched for additional income, the fund benefited from relative strength among higher-yielding securities, such as those backed by New York's settlement with U.S. tobacco companies and other corporate-elated issues.

What is the fund's current strategy?

Although the Fed may be approaching the end of the current credit-tightening cycle, we believe that several additional rate hikes are likely, and we have maintained the fund's focus on securities toward the longer end of the intermediate-term range. However, because yield differences between higher- and lower-rated credits recently have narrowed beyond historical norms, we have begun to shift away from lower-rated securities toward higher-quality bonds, including those backed by bond insurers or revenues from essential services facilities.[4]

December 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return may have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Portfolio insurance extends to the repayment of principal and payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Intermediate Bond Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.91
Ending value (after expenses)	$998.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.95
Ending value (after expenses)	$1,021.16

† *Expenses are equal to the fund's annualized expense ratio of .78%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Long-Term Municipal Investments—98.9%	Principal Amount ($)	Value ($)
New York—94.1%		
Battery Park City Authority, Senior Revenue		
5.25%, 11/1/2015	4,350,000	4,766,817
Brewster Central School District		
5%, 4/15/2018 (Insured; FSA)	1,000,000	1,073,050
Buffalo:		
5%, 12/1/2012 (Insured; FGIC)	1,800,000	1,924,920
5.125%, 12/1/2014 (Insured; FGIC)	2,820,000	3,026,847
Buffalo Fiscal Stability Authority,		
Sales Tax and State Aid Secured Bonds		
5%, 9/1/2019 (Insured; MBIA)	1,985,000	2,116,605
Cattaraugus County Industrial Development Agency,		
Civic Facility Revenue		
(Saint Bonaventure University Project):		
5%, 9/15/2009	745,000	766,039
5%, 9/15/2009	1,055,000	1,084,793
5%, 9/15/2010	740,000	761,889
5%, 9/15/2010	1,110,000	1,142,834
5%, 9/15/2011	825,000	846,326
5%, 9/15/2011	1,160,000	1,189,986
5%, 9/15/2012	1,225,000	1,250,786
City School District of the City of Niagara Falls,		
COP (High School Facility):		
5.625%, 6/15/2013 (Insured; MBIA)	2,045,000	2,298,682
5%, 6/15/2019 (Insured; FSA)	3,250,000	3,432,975
Dutchess County Industrial Development		
Agency, IDR (IBM Project)		
5.45%, 12/1/2009	5,000,000	5,268,950
Erie County, Public Improvement		
5.25%, 4/1/2018 (Insured; MBIA)	2,000,000	2,168,980
Grand Central District Management		
Association, Inc. (Capital Improvement-		
Business Improvement) 4%, 1/1/2008	1,100,000	1,111,715
Hempstead Town Industrial		
Development Agency:		
Civil Facility Revenue (Hofstra University		
Civic Facility) 5.25%, 7/1/2018	1,730,000	1,823,333
RRR (American Ref Fuel Project)		
5%, 12/1/2010	5,000,000	5,201,050
Huntington Housing Authority,		
Senior Housing Facility Revenue (Gurwin Jewish		
Senior Residences) 5.50%, 5/1/2009	1,475,000	1,504,352

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Long Island Power Authority,		
Electric System General Revenue:		
5.50%, 12/1/2011 (Insured; AMBAC)	5,000,000	5,488,950
5.25%, 12/1/2014	2,640,000	2,870,366
5.25%, 12/1/2014 (Insured; MBIA)	2,700,000	2,967,624
Metropolitan Transportation Authority:		
Dedicated Tax Fund		
5%, 11/15/2009 (Insured; FSA)	1,400,000	1,477,504
Transit Revenue:		
5.125%, 1/1/2012 (Insured; FSA)	1,830,000 [a]	1,979,694
5.125%, 7/1/2012 (Insured; FSA)	3,820,000 [a]	4,145,922
Nassau County, General Improvement:		
5.10%, 11/1/2011 (Insured; AMBAC)	3,725,000	3,915,161
5.75%, 3/1/2013 (Insured; FSA)	4,955,000	5,381,873
Nassau County Health Care Corp.,		
Health System Revenue		
6%, 8/1/2009 (Insured; FSA)	4,000,000 [a]	4,424,640
New York City:		
5.25%, 8/1/2008	3,645,000	3,813,326
5%, 11/1/2012	2,000,000	2,129,980
5.25%, 8/1/2017	2,295,000	2,455,535
5.25%, 10/15/2019	5,000,000	5,295,400
5.25%, 10/15/2019 (Insured; FSA)	1,450,000	1,569,306
5%, 4/1/2020	3,500,000	3,646,895
5%, 8/1/2020	2,000,000	2,086,360
New York City Health and Hospital Corp.,		
Health System Revenue 5.25%, 2/15/2017	1,550,000	1,604,886
New York City Housing Development Corp.,		
Capital Fund Program Revenue		
(New York City Housing Authority Program)		
5%, 7/1/2016 (Insured; FGIC)	4,000,000	4,297,640
New York City Industrial Development Agency:		
Civic Facility Revenue:		
(College of Aeronautics Project):		
5.10%, 5/1/2008	500,000	510,985
5.25%, 5/1/2010	555,000	577,017
5.30%, 5/1/2011	585,000	606,271
(United Jewish Appeal Federation Project):		
5%, 7/1/2012	1,460,000	1,568,668
5.25%, 7/1/2015	1,640,000	1,785,189
5.25%, 7/1/2016	1,780,000	1,928,310

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Industrial Development Agency (continued):		
Special Facility Revenue:		
(American Airlines, Inc. John F. Kennedy International Airport Project):		
7.125%, 8/1/2011	1,000,000	986,180
7.50%, 8/1/2016	1,500,000	1,460,505
(Terminal One Group Association Project)		
5.50%, 1/1/2019	2,000,000 [b]	2,133,060
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5.375%, 6/15/2016	1,500,000	1,629,525
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP 5.625%, 1/1/2013 (Insured; AMBAC)	2,675,000	2,904,809
New York City Transitional Finance Authority, Revenue:		
5.25%, 11/1/2011 (Insured; MBIA)	2,260,000	2,456,507
(Future Tax Secured):		
5.25%, 5/15/2009	3,000,000 [a]	3,209,850
5.75%, 2/15/2010	2,115,000 [a]	2,322,651
5.75%, 2/15/2010	2,885,000 [a]	3,168,249
5.25%, 8/1/2011 (Insured; FSA)	2,000,000	2,168,840
New York Convention Center Development Corp., Revenue (Hotel Unit Fee Secured) 5%, 11/15/2018 (Insured; AMBAC)	3,440,000	3,680,800
New York State Dormitory Authority, Revenue:		
(Carmel Richmond Nursing Home)		
5%, 7/1/2015 (LOC; Allied Irish Bank PLC)	2,000,000	2,077,020
(Catholic Health−Long Island Obligation Group):		
5%, 7/1/2010	1,370,000	1,421,608
5%, 7/1/2011	1,585,000	1,649,906
(City University)		
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,184,200
(Columbia University):		
5.375%, 7/1/2013	1,000,000	1,094,940
5%, 7/1/2014	4,500,000	4,904,370
(Department of Health)		
6%, 7/1/2006	2,350,000	2,385,979
(FIT Student Housing Corp.)		
5.25%, 7/1/2016 (Insured; FGIC)	3,755,000	4,097,418

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue (continued):		
Hospital Insured Mortgage:		
5%, 8/15/2009 (Insured; FSA)	4,000,000	4,191,160
5.25%, 8/15/2013 (Insured; FSA)	3,000,000	3,258,480
Lease (Court Facilities–Westchester County)		
5%, 8/1/2010	5,570,000	5,861,701
(Lenox Hill Hospital Obligation Group):		
5.75%, 7/1/2012	1,785,000	1,880,730
5.75%, 7/1/2015	1,000,000	1,037,060
(Manhattan College):		
5.50%, 7/1/2012 (Insured; Radian)	1,450,000	1,582,806
5.50%, 7/1/2013 (Insured; Radian)	2,605,000	2,841,534
(Mental Health Services Facilities Improvement):		
6%, 8/15/2006	10,000	10,194
5.25%, 2/15/2014	2,305,000 [a]	2,527,571
5.25%, 2/15/2018	445,000	475,696
(Mount Sinai NYU Health Obligated Group):		
5%, 7/11/2011	1,000,000	1,013,990
5%, 7/11/2013	1,000,000	1,008,880
(Municipal Health Facilities Improvement Program)		
5.50%, 1/15/2013 (Insured; FSA)	1,350,000	1,464,332
(New York Methodist Hospital):		
5.25%, 7/1/2016	2,055,000	2,188,534
5.25%, 7/1/2018	750,000	793,770
5.25%, 7/1/2019	1,395,000	1,473,357
(New York University)		
5%, 7/1/2009 (Insured; MBIA)	3,070,000	3,230,715
(North Shore Long Island Jewish Group)		
5%, 5/1/2018	3,280,000	3,356,391
(NYSARC Inc.)		
5%, 7/1/2012 (Insured; FSA)	1,100,000	1,184,535
(Park Ridge Housing Inc.)		
6.125%, 8/1/2015 (Collateralized; FNMA)	2,875,000	3,106,668
(Rivington House):		
4.50%, 11/1/2006 (Collateralized; SONYMA)	1,190,000	1,202,340
5.25%, 11/1/2012 (Collateralized; SONYMA)	1,000,000	1,084,620
(Saint Barnabas)		
5.25%, 8/1/2015 (Insured; AMBAC)	2,135,000	2,277,276
(Schools Program):		
5.25%, 7/1/2010 (Insured; MBIA)	1,670,000	1,782,391
5.25%, 7/1/2011	1,435,000	1,517,369
Secured Hospital		
(Interfaith Medical Center)		
5.375%, 2/15/2012 (Insured; MBIA)	3,340,000	3,509,806

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue (continued):		
(South Nassau Communities Hospital):		
5%, 7/1/2008	1,490,000	1,536,190
5.25%, 7/1/2010	1,465,000	1,540,360
State Personal Income Tax		
(Education) 5.375%, 3/15/2013	5,000,000 [a]	5,527,650
(State Service Contract–Albany County):		
5.25%, 4/1/2008	1,210,000 [a]	1,273,089
5.10%, 4/1/2010	2,310,000	2,409,861
(State University Educational Facility)		
5.25%, 5/15/2013 (Insured; FGIC)	2,500,000	2,723,475
(Upstate Community Colleges)		
5.25%, 7/1/2018	2,000,000	2,134,400
New York State Environmental Facilities Corp.:		
Revenue (Personal Income Tax)		
5.375%, 1/1/2015 (Insured; FGIC)	1,000,000	1,087,290
SWDR (Waste Management Inc. Project)		
4.45%, 7/1/2009	2,000,000	2,024,400
New York State Housing Finance Agency, Revenue:		
(Service Contract Obligation)		
5.25%, 3/15/2011	3,465,000	3,609,664
State Personal Income Tax		
(Economic Development and Housing)		
5%, 9/15/2020 (Insured; FGIC)	1,270,000	1,341,907
New York State Local Government Assistance Corp.		
5.25%, 4/1/2016 (Insured; MBIA)	1,480,000	1,620,186
New York State Thruway Authority		
(Highway and Bridge Trust Fund):		
5.75%, 4/1/2010 (Insured; FGIC)	2,000,000 [a]	2,200,500
5.25%, 4/1/2012 (Insured; FSA)	3,500,000 [a]	3,817,170
6.666%, 4/1/2018 (Insured; AMBAC)	2,500,000 [c,d]	2,854,725
New York State Urban Development Corp.,		
Corporate Purpose–Subordinated Lien		
5.125%, 7/1/2018	4,550,000	4,825,321
Niagara County Industrial Development Agency,		
SWDR (American Ref Fuel Co.)		
5.625%, 11/15/2014	1,350,000	1,419,674
Orange County Industrial Development Agency,		
Life Care Community Revenue		
(The Glen Arden Inc. Project):		
5.30%, 1/1/2006	250,000	249,895
5.35%, 1/1/2007	225,000	223,844

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Port Authority of New York and New Jersey, Special Obligation Revenue (Special Project–JFK International Air Terminal 6):		
6.25%, 12/1/2008 (Insured; MBIA)	2,885,000	3,081,093
6.25%, 12/1/2009 (Insured; MBIA)	1,200,000	1,303,944
Rensselaer Industrial Development Agency, IDR (Albany International Corp.)		
7.55%, 6/1/2007 (LOC; Fleet Trust Co.)	2,000,000	2,107,500
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue		
5.25%, 10/15/2019 (Insured; MBIA)	4,000,000	4,362,440
Suffolk County Industrial Development Agency, IDR (Nissequogue Cogen Partners Facility)		
4.875%, 1/1/2008	1,315,000	1,339,091
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex)		
5%, 4/15/2016 (Insured; AMBAC)	2,720,000	2,882,710
34th Street Partnership Inc., 34th Street Business Improvement District, Capital Improvement 5%, 1/1/2018	1,200,000	1,265,796
Tobacco Settlement Financing Corp. of New York, Asset Backed Revenue:		
4%, 6/1/2007	3,000,000	3,020,670
5%, 6/1/2011	1,000,000	1,008,550
5.50%, 6/1/2018	4,775,000	5,163,112
5.50%, 6/1/2021	3,000,000	3,249,780
Triborough Bridge and Tunnel Authority: General Revenue		
5%, 11/15/2020	4,000,000	4,198,680
Special Obligation		
5.125%, 1/1/2014 (Insured; MBIA)	3,000,000 [a]	3,282,060
Westchester County Industrial Development Agency, RRR: Equity (Westchester Resco Co. Project)		
5.50%, 7/1/2009	2,650,000	2,728,679
(Westchester Resco Co. Project)		
5.125%, 7/1/2006 (Insured; AMBAC)	1,000,000	1,010,740

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 4.50%, 6/1/2021	3,000,000	2,952,960
Yonkers, GO 5.25%, 6/1/2015 (Insured; AMBAC)	2,110,000	2,257,489
U.S. Related−4.8%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue Asset Backed Bonds:		
5.75%, 7/1/2010	2,000,000 a	2,187,740
5.75%, 7/1/2010	3,000,000 a	3,281,610
Puerto Rico Public Buildings Authority (Government Facilities):		
4.50%, 7/1/2007	3,000,000	3,030,000
5%, 7/1/2012 (Insured; AMBAC)	2,000,000	2,136,820
Virgin Islands Water and Power Authority, Electric System 5.125%, 7/1/2011 (Insured; Radian)	4,230,000	4,405,037
Total Long-Term Municipal Investments (cost $304,447,014)		**311,762,856**

Short-Term Municipal Investment−.9%		
U.S. Related;		
Puerto Rico Government Development Bank, CP 3.55%, 1/26/2006 (cost $3,000,000)	3,000,000	**2,999,250**

Total Investments (cost $307,447,014)	**99.8%**	**314,762,106**
Cash and Receivables (Net)	**.2%**	**543,894**
Net Assets	**100.0%**	**315,306,000**

Summary of Abbreviations

ACA	American Capital Access	GIC	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	GNMA	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	GO	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	IDB	Industrial Development Board
BAN	Bond Anticipation Notes	IDC	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	IDR	Industrial Development Revenue
BPA	Bond Purchase Agreement	LOC	Letter of Credit
CGIC	Capital Guaranty Insurance Company	LOR	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	MBIA	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	MFHR	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	PCR	Pollution Control Revenue
CP	Commercial Paper	RAC	Revenue Anticipation Certificates
EDR	Economic Development Revenue	RAN	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	RAW	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	SAAN	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	SFHR	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	SFMR	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	SONYMA	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	TAN	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	TRAN	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value(%)†
AAA		Aaa		AAA	49.8
AA		Aa		AA	21.1
A		A		A	14.5
BBB		Baa		BBB	9.5
BB		Ba		BB	2.3
B		B		B	.8
F1		MIG1/P1		SP1/A1	1.0
Not Rated [e]		Not Rated [e]		Not Rated [e]	1.0
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Security exempt from registration under 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, this security amounted to $2,854,725 or .9% of net assets.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	307,447,014	314,762,106
Interest receivable		5,041,170
Receivable for shares of Beneficial Interest subscribed		679
Prepaid expenses		7,770
		319,811,725
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		191,249
Cash overdraft due to Custodian		1,706,878
Payable for investment securities purchased		2,120,520
Payable for shares of Beneficial Interest redeemed		421,853
Accrued expenses		65,225
		4,505,725
Net Assets ($)		**315,306,000**
Composition of Net Assets ($):		
Paid-in capital		306,033,765
Accumulated undistributed investment income–net		141,050
Accumulated net realized gain (loss) on investments		1,816,093
Accumulated net unrealized appreciation (depreciation) on investments		7,315,092
Net Assets ($)		**315,306,000**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		17,442,998
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**18.08**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**6,794,239**
Expenses:	
Management fee–Note 3(a)	963,957
Service plan and prospectus fees–Note 3(b)	127,010
Shareholder servicing costs–Note 3(b)	70,580
Professional fees	29,135
Custodian fees	19,276
Shareholders' reports	8,539
Trustees' fees and expenses–Note 3(c)	8,608
Registration fees	7,685
Loan commitment fees–Note 2	986
Miscellaneous	17,556
Total Expenses	**1,253,332**
Investment Income–Net	**5,540,907**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	224,386
Net unrealized appreciation (depreciation) on investments	(6,461,691)
Net Realized and Unrealized Gain (Loss) on Investments	**(6,237,305)**
Net (Decrease) in Net Assets Resulting from Operations	**(696,398)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31, 2005
Operations ($):		
Investment income−net	5,540,907	11,578,787
Net realized gain (loss) on investments	224,386	1,985,142
Net unrealized appreciation (depreciation) on investments	(6,461,691)	4,290,530
Net Increase (Decrease) in Net Assets Resulting from Operations	**(696,398)**	**17,854,459**
Dividends to Shareholders from ($):		
Investment income−net	(5,527,397)	(11,708,231)
Net realized gain on investments	−	(902,790)
Total Dividends	**(5,527,397)**	**(12,611,021)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	19,386,886	35,069,095
Dividends reinvested	4,276,625	9,667,688
Cost of shares redeemed	(27,524,183)	(63,354,820)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,860,672)**	**(18,618,037)**
Total Increase (Decrease) in Net Assets	**(10,084,467)**	**(13,374,599)**
Net Assets ($):		
Beginning of Period	325,390,467	338,765,066
End of Period	**315,306,000**	**325,390,467**
Undistributed investment income−net	141,050	−
Capital Share Transactions (Shares):		
Shares sold	1,060,775	1,904,107
Shares issued for dividends reinvested	234,225	524,908
Shares redeemed	(1,506,011)	(3,446,843)
Net Increase (Decrease) in Shares Outstanding	**(211,011)**	**(1,017,828)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	18.43	18.14	19.19	18.50	18.32	17.22
Investment Operations:						
Investment income—net	.32[b]	.64[b]	.66[b]	.73[b]	.79[b]	.80
Net realized and unrealized gain (loss) on investments	(.35)	.34	(.92)	.84	.18	1.10
Total from Investment Operations	(.03)	.98	(.26)	1.57	.97	1.90
Distributions:						
Dividends from investment income—net	(.32)	(.64)	(.65)	(.72)	(.79)	(.80)
Dividends from net realized gain on investments	–	(.05)	(.14)	(.16)	–	(.00)[c]
Total Distributions	(.32)	(.69)	(.79)	(.88)	(.79)	(.80)
Net asset value, end of period	18.08	18.43	18.14	19.19	18.50	18.32
Total Return (%)	(.20)[d]	5.55	(1.41)	8.69	5.37	11.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.78[e]	.89	.95	.95	.94	.95
Ratio of net expenses to average net assets	.78[e]	.81	.80	.80	.80	.80
Ratio of net investment income to average net assets	3.45[e]	3.46	3.52	3.87	4.27	4.43
Portfolio Turnover Rate	13.51[d]	26.56	44.58	30.18	21.33	15.45
Net Assets, end of period ($ x 1,000)	315,306	325,390	338,765	389,782	373,620	343,561

[a] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.26% to 4.27%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Intermediate Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgement of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values

from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when–issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2005 were as follows: tax exempt income $11,708,231, ordinary income $74,480 and long-term capital gains $828,310. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund. The Service Plan provides for payments to be made at an annual aggregate rate of up to .25% of the value of the fund's average daily net assets. The Service Plan provided for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Service Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended November 30, 2005, the fund was charged $127,010 pursuant to the Service Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $44,645 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $1,854 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $155,951, Rule 12b-1 service plan fees $18,000, chief compliance officer fees $1,548 and transfer agency per account fees $15,750.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2005, redemption fees charged and retained by the fund amounted to $818.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2005, amounted to $44,709,506 and $42,245,216, respectively.

At November 30, 2005, accumulated net unrealized appreciation on investments was $7,315,092, consisting of $8,741,762 gross unrealized appreciation and $1,426,670 gross unrealized depreciation.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus New York
Tax Exempt Intermediate
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0705SA1105